SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of December 2013

CGG

Tour Maine Montparnasse—33 Avenue du Maine – BP 191—75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Signs Diskos Data Management Contract in Norway

Paris, France – December 10, 2013

CGG announced today that it has signed a contract with the Norwegian Petroleum Directorate (NPD) relating to the Seismic, Well and Production modules in the Diskos database, the National Data Repository of Norway. The scope of the contract includes implementation of software during 2014 and operation of the database from 2015 through to the end of 2020.

The Diskos database is a shared solution that aims to streamline data management through shared electronic storage and distribution of seismic, well and production data of Norway. The Diskos group was originally launched in 1995 by the NPD, Statoil, Norsk Hydro, Mobil and Saga Petroleum and now has 56 oil company members as well as a number of service companies and all the Norwegian universities.

Nearly 600 terabytes of digital seismic, well and production data are currently managed by the database and the data volume is expected to grow significantly in the coming years. CGG will deploy TrangoTM, its E&P database solution. It has selected two partners, KADME, a Norwegian software company, which will provide local expertise and its WhereoilTM software platform, and EVRY, a Nordic data center company, which will provide the IT infrastructure and the hosting environment. The location will be the Green Mountain Data Center, a progressive, environmentally friendly site for storing large volumes of data, on the island of Rennesøy, near Stavanger, Norway.

Jean-Georges Malcor, CEO, CGG, said: “CGG is delighted to win the Diskos contract after submitting the best proposal for all three modules. We welcome this first major contract for our Data Management Services group since they joined CGG following our acquisition of Fugro Geoscience. Our Data Management services are world-renowned for their ability to manage large geoscience data warehouses that store hundreds of petabytes of data. This contract is expected to yield considerable savings and enhance productivity for the Diskos members by enabling them to share their reference E&P data in a single location and gain easy and immediate access to their data.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 9,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Group Communications Contact

Christophe Barnini

Tel: +33 1 64 47 38 11

E-Mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date December 10th, 2013	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP